UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Nippon Koshuha Kogyo Kabushiki Kaisha
(Name of Subject Company)

Nippon Koshuha Steel Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

 (Jurisdiction of Subject Company’s Incorporation or Organization)

Kobe Steel, Ltd.
(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Nippon Koshuha Steel Co., Ltd.

Attn: Kazuaki Kobayashi

8F TMM Building, 1-10-5 Iwamoto-cho, Chiyoda-ku, Tokyo, 101-0032, Japan

+81-3-5687-6023

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following document is attached hereto as an exhibit to this form:

Exhibit No.	Description
99.1*

Press release dated May 12, 2025 titled “Notice Concerning Execution of Share Exchange Agreement (Simplified Share Exchange) for Making Nippon Koshuha Steel Co., Ltd. a Wholly Owned Subsidiary of Kobe Steel Co., Ltd. and Transfer of Nippon Koshuha Steel Shares by Kobe Steel to Daido Steel Co., Ltd.”

99.2	Press release dated May 29, 2025 titled “Notice of the 100th Annual General Shareholders Meeting”

_________________

*Previously furnished to the Securities and Exchange Commission on Form CB on May 12, 2025

(b)	N/A

Item 2. Informational Legends

A legend complying with Rule 802 under the Securities Act of 1933, as amended, has been included in the documents referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X was previously filed with the Securities and Exchange Commission on May 12, 2025.

(2)	N/A

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kobe Steel, Ltd.

By:	/s/ Kazuhiko Kimoto
Name: Kazuhiko Kimoto
Title: Director, Executive Officer

Dated:	June 2, 2025